UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No.3 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002 and June 17, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.


Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add:

         On June 18, 2002, High River and Porterhouse Acquisition Corp. ("Porterhouse"), a wholly-owned subsidiary of High River, delivered to the Issuer an amended Agreement and Plan of Merger (the "Amended Agreement") by and among High River, Porterhouse and the Issuer. The Amended Agreement provides for merger consideration of $15.00 per share in cash for each outstanding share of the Issuer as opposed to Castle Harlan's merger consideration of $13.50 per share in cash. The Amended Agreement, which is in form substantially similar to the Issuer's merger agreement with Castle Harlan as amended through June 15, 2002, was executed by High River and Porterhouse and provides for a merger of Porterhouse into the Issuer. A cover letter transmitting the Amended Agreement is attached hereto as Exhibit 1 and incorporated herein in its entirety.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to Richards, Layton & Finger, P.A. dated June 18, 2002.

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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 4 to Schedule 13D with respect to Morton's Restaurant Group, Inc.]

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



                                                                 Exhibit 1

                                 LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


                                                      Email: mweitzen@sfire.com

                                                     June 18, 2002


By Facsimile and by FedEx

Richards, Layton & Finger, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

            Re:   Morton's Restaurant Group, Inc.

Dear Steve:

I am pleased to transmit to Morton's Restaurant Group, Inc. through you the Agreement and Plan of Merger By and Among High River Limited Partnership, Porterhouse Acquisition Corp. and Morton's Restaurant Group, Inc., which has been executed by High River Limited Partnership and Porterhouse Acquisition Corp. on the understanding that it has been executed assuming that when executed by Morton's the disclosure letter that it attaches to it will in form and substance be identical to the disclosure letter dated June , 2002 which you sent to me on June 9, 2002, and which was compared on June 8, 2002, to the extant disclosure letter referred to in the CH-M Agreement. The enclosed Agreement is undated but you are authorized to date it the date on which it is executed by Morton's.

The only changes from the document which I sent you on June 14, 2002, are exactly the same changes which were made by Morton's and Morton's Holdings, Inc. in their Amendment No. 1 to Merger Agreement dated as of June 15, 2002. However, as you are aware High River's merger consideration is $15 per share as opposed to the $13.50 being paid by Morton's Holdings, Inc.


We understand that the Board of Directors will be required to determine whether the High River

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


proposal is a Superior Proposal. Please advise me by the close of business on Thursday, June 20, 2002, that the Board has made the determination that the High River proposal is a Superior Proposal or High River reserves the right to thereafter give you written notice that it is withdrawing its High River proposal and that, if it does so, it can and will no longer be bound to the Agreement and Plan of Merger which I am enclosing herewith.

                                                              Very truly yours,

                                                                /s/ Marc Weitzen
                                                                    Marc Weitzen




 cc:   Schulte Roth & Zabel LLP
 919 Third Avenue
 New York, NY  10022
 Attention: Marc Weingarten, Esq.








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